Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

November 21, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 20, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from EA Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Alpha Architect U.S. Quantitative Value ETF
Alpha Architect International Quantitative Value ETF
Alpha Architect U.S. Quantitative Momentum ETF
Alpha Architect International Quantitative Momentum ETF
Alpha Architect Value Momentum Trend ETF
Alpha Architect High Inflation and Deflation ETF
Relative Sentiment Tactical Allocation ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,